FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2004

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.

News Release date February 05, 2004

News Release date February 13, 2004

News Release date February 17, 2004

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: March 01, 2004

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

March 01, 2004

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

cc:

News Release date February 05, 2004

News Release date February 13, 2004

News Release date February 17, 2004

AMS Homecare Provides Investors With Corporate Update

VANCOUVER, February 5, 2004 - AMS Homecare Inc.(AHC: tsx-v) (http://www.amshomecare.com ) is pleased to provide investors with the following corporate update, relating to all matters other than the company's US listing and business expansion initiatives, which will be covered in a follow-on press release.

Over the course of the last twelve months, AMS Homecare has taken significant steps forward and towards diversifying its product line for the purposes of better serving its large Canadian dealer base.  Currently, the Company has over 250 dealer customers, representing the third largest dealer base in the country.  The basis of this strategy is to establish AMS Homecare as a full-service firm that excels in the delivery of a wide range of healthcare products.  The company's initial and continuing success with its' line of mobility products has provided AMS with some financial means and credibility to execute this strategy.

Ultimately, the Company's goal is to strengthen its foundation and build a substantial organization capable of capturing a significant market share in select niches of the healthcare industry, serving the independence needs of the aging populations of the United States and Canada.

For shareholder convenience, the following discussion takes place in chronological order of the announcement of each initiative.

DISPOSABLE MEDICAL PRODUCTS LINE

AMS Homecare introduced its’ first line of disposable medical products in early 2003, which consisted of a packaged offering that included powder free latex gloves and surgical facemasks. The Company's goal through this specific product expansion was to open up new market opportunities with verticals such as Hospitals, Home Health Care stores, Veterinary Services and Hardware/Retail stores, and other markets where such products are required.

This line was first commercialized in January 2003, with the announcement of a sale to select Hardware and Home Health Care stores in British Columbia and throughout Canada.  The company will continue to pursue the sales of these types of products through hardware, retail and pharmacy outlets upon closing of additional financing.

BIOSENSOR TECHNOLOGY

AMS Homecare entered into an agreement to acquire technologies from a US university in the field of invasive monitoring technology. The technologies are an implantable sensor that resides within the human body to monitor and report key physiological functions such as heart and blood related functions and activities, as well as, a coating technology to prevent the human body from dampening the transmission of or entirely rejecting the implantable sensor.

The market potential for implantable biosensors is potentially explosive, as it can mitigate the need for expensive diagnostic tests and has the potential to serve as an early-warning signal for significant health-related issues.  However, their commercialization is still a while away as additional research and testing must be conducted.  To this end, AMS and the University have entered into an agreement to share expenses and resources related to research, development, marketing and commercialization.  In return, AMS will hold all rights related to the marketing and sale of any such products.  Management believes this line of biosensor technology has the potential to become a significant part of Company operations.  The company hopes to announce shortly, amended terms of its agreement to purchase this technology.  We are pleased to date with the discussions and we are finalizing the new terms.

SUPRACOR HONEYCOMB CUSHIONING PRODUCTS

With Supracor products primarily used for wheelchairs and electric scooters, providing a perfect compliment to our highly successful scooter line, the Company's signing of a two-year exclusive agreement made perfect business sense.  In addition, as part of the agreement, AMS Homecare acquired Supracor's entire Canadian customer base within the health care industry, providing immediate revenues to AMS, as well as, an established dealer base.  At the time, AMS estimated the new sales channel would add between $US 300,000 - 500,000 in immediate annual revenues.  With a little over 6 months in operations since the signing of the agreement, management is pleased with sales to date, and is expecting sales over the next year to approach these targets.

The agreement also provided AMS with a national, large and dedicated customer base through which it could market its own line of health care products.  To date, we are pleased to report our expectations with respect to marketing AMS products into the Supracor dealer base have been met, as new relationships have been cemented that should help increase sales in 2004.  We have increased our dealership base by 50 plus to service 250 plus  dealers across Canada.

SWABPLUS PATENTED LIQUID FILLED COTTON SWAB TECHNOLOGY

AMS signed a three-year agreement with Swabplus Canada for the world OEM license of Swabplus 's patented liquid filled cotton swab technology. As a result of this agreement, AMS plans to distribute a wide range of products that incorporate the technology for the entire global market.  Each of those products will be distributed under the AMS Homecare brand name, thus providing the company with both revenue and branding opportunities on a global scale.

AMS has filed for DIN numbers from Health Canada for a range of Swabplus products.  The company expects to receive approval in the next couple of months at which time the company will be qualified to sell these products in Canada.

SOLEUS FREEDOM MANUAL WHEELCHAIR CONVERSION KIT

AMS signed a renewable one-year exclusive agreement with Soleus Mobility of California to market and sell the Soleus Freedom Add-On throughout Canada.  This product transforms manual wheelchairs into automatic wheelchairs at a fraction of the cost of purchasing a power wheelchair and, therefore, provides the Company with a perfect compliment to our line of mobility products and distribution through our existing dealer base.

The agreement provides AMS Homecare with significant advantages due to the fact the product is significantly cheaper than other such products in the marketplace, while retaining AMS gross margins.

Despite only recently signing this agreement, AMS has already received expressions of interest from dealers to place orders for the product.  AMS will begin stocking the product shortly to meet the demand from our dealers. Based on the initial response from dealers, we expect meaningful sales will result by the end of 2004.

CONCLUSION

The strategic acquisition of rights to various healthcare related products in 2003 has helped serve multiple purposes for the Company.

First, AMS Homecare has now quickly and efficiently diversified its product line beyond mobility products.  Though the Company continues to report strong performance from its line of mobility products, prudence dictates diversifying for the purposes of stability and hedging risk.

Second, AMS is quickly establishing itself as a full-service provider to the healthcare marketplace, which is an important component of the company's rapid expansion plans.

Third, by offering a wider range of products, AMS Homecare is now able to better maximize the value of its large and lucrative dealer base.  Since the start of 2003 and into the foreseeable future, the Company's priority will be to deliver a greater number of products into its dealer base, rather than increase its total number of dealers.

Third, once AMS has been able to maximize the total value of product being delivered into its current database of 250 dealers plus, the Company will once again focus its attention on increasing the size of its dealer base.  At that time, the additional credibility earned from a combination of more products and higher revenues will make dealer acquisition much simpler and more cost-efficient.

AMS Homecare Management would like to thank shareholders for their loyalty and support.  We are proud to have reported very positive financial reports for the first nine months of fiscal 2003 and look forward to reporting even better results in 2004 and beyond.  A discussion pertaining to our US listing and business expansion plans will follow in the near future.

About AMS Homecare Inc  http://www.amshomecare.com

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment and medical products that are recognized for their innovation, quality and style. With a base of 250 dealer customers in Canada, the Company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States.

This release may contain forward-looking statements with risks and uncertainties that may cause the actual results to differ materially from those intended or anticipated by this Company.  The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

AMS Homecare Inc.

Mr. Daryl Hixt, Corporate Communication

Telephone:

604-273-5173 ext 121

Facsmile:

604-273-9312

Email:

darylh@amshomecare.com

Agora Investor Relations Corp.

Web:

http://www.agoracom.com (please select “AMS Homecare” from the pull-down menu)

E-mail  AHC@agoracom.com

The TSX Venture Exchange has neither approved nor disapproved of this news release, and is not responsible for the adequacy or accuracy of its contents.

AMS Homecare Negotiates Amendments to Technology License Agreements

VANCOUVER, February 13, 2004 - AMS Homecare Inc.(AHC: tsx-v) (http://www.amshomecare.com ) is pleased to provide investors with the following corporate update, relating to matters with regards to the Agreement of Intent to Acquire an Exclusive License and Intellectual Property Rights for Telemetry Technology between University of Connecticut and AMS Homecare Inc, effective March 28, 2003.

The Agreements have been amended to change the license fees to $15,000 per year for six years for the Coating Technology after which a 2.5 % royalty will be paid.  For the Telemetry Technology a payment of $10,000 per year for six years has been negotiated with a 3.5% royalty to follow after the six years.  In addition, other diligence and performance requirements must be agreed to prior to March 31, 2004, which is the new closing date for the acquisition of these technologies.  The agreements provide exclusive licenses to the Company including the right to grant sublicenses.

As part of the diligence and performance requirements the company is reviewing and expects to negotiate mutually agreeable terms by which the Company can jointly fund research and development through the University of Connecticut Technology Incubation Program.  The Company will also consider joint research with other Universities and other companies.

BIOSENSOR TECHNOLOGY

AMS Homecare entered into these agreements to acquire technologies from the University of Connecticut in the field of invasive monitoring technology. The technologies are an implantable sensor that resides within the human body to monitor and report key physiological functions such as heart and blood related functions and activities, as well as, a coating technology to prevent the human body from dampening the transmission of or entirely rejecting the implantable sensor.

The market potential for implantable biosensors is potentially explosive, as it can mitigate the need for expensive diagnostic tests and has the potential to serve as an early-warning signal for significant health-related issues.  However, their commercialization is still a while away as additional research and testing must be conducted.   Management believes this line of biosensor technology has the potential to become a significant part of Company operations in the future.

About AMS Homecare Inc  http://www.amshomecare.com

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment and medical products that are recognized for their innovation, quality and style. With a base of 250 dealer customers in Canada, the Company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States.

This release may contain forward-looking statements with risks and uncertainties that may cause the actual results to differ materially from those intended or anticipated by this Company.  The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

AMS Homecare Inc.

Mr. Daryl Hixt, Corporate Communication

Telephone:

604-273-5173 ext 121

Facsmile:

604-273-9312

Email:

darylh@amshomecare.com

Agora Investor Relations Corp.

Web:

http://www.agoracom.com (please select “AMS Homecare” from the pull-down menu)

E-mail  AHC@agoracom.com

AMS Homecare Amends License Agreements For Implantable Biosensor Technologies

VANCOUVER, February 17, 2004 - AMS Homecare Inc. (AHC: tsx-v) (http://www.amshomecare.com ) today announced amendments to agreements relating to the company's biosensor technology initiative.  As previously announced, AMS Homecare entered into an agreement to acquire two separate technologies from a US university in the field of invasive monitoring technology.  That university can now be identified as the University of Connecticut (UConn)

The technologies are:

-

An implantable sensor that resides within the human body to monitor and report key physiological functions such as heart and blood related functions and activities (Telemetry Technology).

-

A coating technology to prevent the human body from dampening the transmission of or entirely rejecting the implantable sensor.

As a result of newly negotiated Agreements, the annual licensing fee paid to UConn for the Telemetry Technology will be $10,000 for six years, followed by an annual 3.5% royalty after the sixth year.  Secondly, the annual licensing fee paid to UConn for the Coating Technology will be $15,000 for six years, followed by an annual 2.5% royalty after the sixth year. The agreements grant exclusive licenses to AMS Homecare, including the right to grant sublicenses.

The parties have agreed the new closing date for the acquisition of these technologies will be March 31, 2004, subject to due diligence and the agreement of minimum performance requirements.    As a part of the diligence and performance requirements process, AMS is reviewing and expects to negotiate mutually agreeable terms by which the Company can jointly fund research and development through the University of Connecticut Technology Incubation Program.  The Company will also consider joint research with other Universities and other companies.

Industry research indicates the market potential for implantable biosensors is potentially explosive, as it can mitigate the need for expensive diagnostic tests and has the potential to serve as an early-warning signal for significant health-related issues.  However, their commercialization is not yet imminent as additional research and testing must be completed.  Management believes this line of biosensor technology has the potential to become a significant part of Company operations in the future.

About AMS Homecare Inc  http://www.amshomecare.com

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment and medical products that are recognized for their innovation, quality and style. With a base of 250 dealer customers in Canada, the Company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States.

This release may contain forward-looking statements with risks and uncertainties that may cause the actual results to differ materially from those intended or anticipated by this Company.  The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

AMS Homecare Inc.

Mr. Daryl Hixt, Corporate Communication

Telephone:

604-273-5173 ext 121

Facsmile:

604-273-9312

Email:

ir@amshomecare.com

Agora Investor Relations Corp.

Web:

http://www.agoracom.com (please select “AMS Homecare” from the pull-down menu)

E-mail  AHC@agoracom.com